Exhibit 99.1

RADWARE ANNOUNCES THIRD QUARTER 2019 EARNINGS

Third Quarter 2019 Results and Financial Highlights

•	Revenues of $62.9 million, up 7% from the third quarter of 2018

•	Non-GAAP Operating income and margin of $9.2 million and 15%

•	Non-GAAP EPS of $0.25, up 67% from the third quarter of 2018; GAAP EPS of $0.15

•	Net cash provided by operating activities for the last twelve months of $74.6 million

First Nine Months 2019 Results and Financial Highlights

•	Revenues of $184.7 million, up 8% from the first nine months of 2018

•	Non-GAAP EPS of $0.61; GAAP EPS of $0.31

TEL AVIV, ISRAEL, NOVEMBER 6, 2019 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended September 30, 2019.

“The third quarter was another solid quarter for Radware, with continued revenue growth and strong profitability,” said Roy Zisapel, Radware President & CEO. “Our market position is strong, and our solution portfolio meets our customers’ evolving needs. We combine superior attack detection and mitigation capabilities, with agility and flexibility in deploying them across private, hybrid and public clouds. We look forward to continued growth.”

Financial Highlights for the Third Quarter of 2019

Revenues for the third quarter of 2019 totaled $62.9 million, up 7% from revenues of $58.8 million for the third quarter of 2018. Revenues for the first nine months of 2019 totaled $184.7 million, up 8% from revenues of $170.6 million for the first nine months of 2018:

•
Revenues in the Americas region were $24.5 million for the third quarter of 2019, compared with revenues of $26.7 million in the third quarter of 2018. For the first nine months of 2019, revenues in the Americas region increased 3% over the same period in 2018.

•
Revenues in the Europe, Middle East and Africa (“EMEA”) region were $19.4 million for the third quarter of 2019, up 10% from revenues of $17.7 million in the third quarter of 2018. For the first nine months of 2019, revenues in the EMEA region increased 4% over the same period of 2018.

•
Revenues in the Asia-Pacific (“APAC”) region were $19.0 million for the third quarter of 2019, up 32% from revenues of $14.4 million in the third quarter of 2018. For the first nine months of 2019, revenues in the APAC region increased 23% over the same period of 2018.

Net income on a GAAP basis for the third quarter of 2019 was $7.1 million, or $0.15 per diluted share, compared with net income of $3.1 million, or $0.06 per diluted share for the third quarter of 2018.

Non-GAAP net income for the third quarter of 2019 was $11.9 million, or $0.25 per diluted share, compared with non- GAAP net income of $7.1 million, or $0.15 per diluted share for the third quarter of 2018.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other gain adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other gain adjustment. A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of September 30, 2019, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $428.6 million, compared with $401.1 million as of December 31, 2018. Net cash provided by operating activities in the third quarter of 2019 totaled $20.3 million. Net cash provided by operating activities in the last 12 months totaled $74.6 million.

Conference Call

Radware management will host a call on Wednesday, November 6, 2019 at 8:30 a.m. ET to discuss its third quarter 2019 results and the Company’s outlook for the fourth quarter of 2019.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 3959748

A replay will be available for two days, starting two hours after the end of the call, at telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, sales and marketing expense, general and administrative expense, other income, total operating expenses, operating income, financial income, income before taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs, exchange rate differences, net on balance sheet items included in finance income, other gain adjustment and tax effect related to amortization of deferred tax liability related to intangible assets and other gain adjustment. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for Application Delivery and Network Security solutions and in our industry in general; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2019 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2019	2018
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	39,955	45,203
Available-for-sale marketable securities	28,177	15,742
Short-term bank deposits	153,812	255,454
Trade receivables, net	12,366	17,166
Other receivables and prepaid expenses	9,390	7,071
Inventories	15,083	18,401
	258,783	359,037

Long-term investments
Available-for-sale marketable securities	120,326	84,669
Long-term bank deposits	86,342	0
Severance pay funds	2,313	2,973
	208,981	87,642

Property and equipment, net	23,256	23,677
Other long-term assets	21,495	20,724
Operating lease right-of-use assets	18,849	0
Goodwill and intangible assets, net	56,127	41,641
Total assets	587,491	532,721

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,005	4,483
Deferred revenues	81,987	83,955
Operating lease liabilities	5,183	0
Other payables and accrued expenses	28,089	29,596
	119,264	118,034

Long-term liabilities
Deferred revenues	54,556	43,796
Operating lease liabilities	14,520	0
Other long-term liabilities	12,343	6,934
	81,419	50,730

Shareholders' equity
Share capital	707	693
Additional paid-in capital	407,897	383,536
Accumulated other comprehensive income (loss), net of tax	1,026	(1,110)
Treasury stock, at cost	(139,612)	(120,717)
Retained earnings	116,790	101,555
Total shareholders' equity	386,808	363,957

Total liabilities and shareholders' equity	587,491	532,721

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	62,859	58,764	184,710	170,587
Cost of revenues	11,527	10,278	33,180	30,558
Gross profit	51,332	48,486	151,530	140,029

Operating expenses, net:
Research and development, net	15,108	14,434	45,738	43,729
Selling and marketing	27,094	27,263	80,435	83,249
General and administrative	4,403	3,985	14,209	11,851
Total operating expenses, net	46,605	45,682	140,382	138,829

Operating income	4,727	2,804	11,148	1,200
Financial income, net	2,137	1,487	6,047	4,877
Income before taxes on income	6,864	4,291	17,195	6,077
Taxes on income (tax benefit)	(257)	1,178	1,960	2,285
Net income	7,121	3,113	15,235	3,792

Basic net earnings per share	0.15	0.07	0.33	0.08

Weighted average number of shares used to compute basic net earnings per share	46,850,137	45,537,801	46,788,870	45,030,328

Diluted net earnings per share	0.15	0.06	0.31	0.08

Weighted average number of shares used to compute diluted net earnings per share	48,488,313	48,519,880	48,595,899	48,012,407

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	51,332	48,486	151,530	140,029
Stock-based compensation	57	54	171	171
Amortization of intangible assets	997	212	1,818	654
Non-GAAP gross profit	52,386	48,752	153,519	140,854

GAAP research and development, net	15,108	14,434	45,738	43,729
Stock-based compensation	640	819	2,064	2,429
Non-GAAP Research and development, net	14,468	13,615	43,674	41,300

GAAP selling and marketing	27,094	27,263	80,435	83,249
Stock-based compensation	1,954	1,666	5,258	5,344
Amortization of intangible assets	17	20	52	61
Non-GAAP selling and marketing	25,123	25,577	75,125	77,844

GAAP general and administrative	4,403	3,985	14,209	11,851
Stock-based compensation	741	527	2,290	1,312
Acquisition costs	-	-	264	-
Litigation costs	24	214	883	627
Non-GAAP general and administrative	3,638	3,244	10,772	9,912

GAAP total operating expenses, net	46,605	45,682	140,382	138,829
Stock-based compensation	3,335	3,012	9,612	9,085
Acquisition costs	-	-	264	-
Amortization of intangible assets	17	20	52	61
Litigation costs	24	214	883	627
Non-GAAP total operating expenses, net	43,229	42,436	129,571	129,056

GAAP operating income	4,727	2,804	11,148	1,200
Stock-based compensation	3,392	3,066	9,783	9,256
Acquisition costs	-	-	264	-
Amortization of intangible assets	1,014	232	1,870	715
Litigation costs	24	214	883	627
Non-GAAP operating income	9,157	6,316	23,948	11,798

GAAP financial income, net	2,137	1,487	6,047	4,877
Other gain adjustment	(253)	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	878	432	2,418	255
Non-GAAP financial income, net	2,762	1,919	7,902	5,132

GAAP income before taxes on income (tax benefit)	6,864	4,291	17,195	6,077
Stock-based compensation	3,392	3,066	9,783	9,256
Acquisition costs	-	-	264	-
Amortization of intangible assets	1,014	232	1,870	715
Litigation costs	24	214	883	627
Other gain adjustment	(253)	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	878	432	2,418	255
Non-GAAP income before taxes on income	11,919	8,235	31,850	16,930

GAAP taxes on income (tax benefit)	(257)	1,178	1,960	2,285
Amortization of deferred tax liability related to intangible assets	247	-	247	-
Tax related to other gain adjustment	19	-	(52)	-
Non-GAAP taxes on income	9	1,178	2,155	2,285

GAAP net income	7,121	3,113	15,235	3,792
Stock-based compensation	3,392	3,066	9,783	9,256
Acquisition costs	-	-	264	-
Amortization of intangible assets	1,014	232	1,870	715
Litigation costs	24	214	883	627
Other gain adjustment	(253)	-	(563)	-
Exchange rate differences, net on balance sheet items included in financial income, net	878	432	2,418	255
Amortization of deferred tax liability related to intangible assets	(247)	-	(247)	-
Tax related to other gain adjustment	(19)	-	52	-
Non-GAAP net income	11,910	7,057	29,695	14,645

GAAP diluted net earnings per share	0.15	0.06	0.31	0.08
Stock-based compensation	0.07	0.06	0.20	0.19
Acquisition costs	0.00	0.00	0.01	0.00
Amortization of intangible assets	0.02	0.01	0.04	0.02
Litigation costs	0.00	0.01	0.02	0.01
Other gain adjustment	(0.01)	0.00	(0.01)	0.00
Exchange rate differences, net on balance sheet items included in financial income, net	0.02	0.01	0.05	0.01
Amortization of deferred tax liability related to intangible assets	(0.01)	0.00	(0.01)	0.00
Tax related to other gain adjustment	(0.00)	0.00	0.00	0.00
Non-GAAP diluted net earnings per share	0.25	0.15	0.61	0.31

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,488,313	48,519,880	48,595,899	48,012,407

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	7,121	3,113	15,235	3,792
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,106	2,433	8,494	7,380
Stock based compensation	3,392	3,066	9,783	9,256
Amortization of premium, accretion of discounts and accrued interest on available-for-sale marketable securities, net	141	192	468	882
Other gain	(253)	0	(563)	0
Accrued interest on bank deposits	(804)	(1,217)	1,527	(1,429)
Increase (decrease) in accrued severance pay, net	(109)	(8)	824	134
Decrease (increase) in trade receivables, net	2,621	107	5,150	(2,494)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(1,163)	(206)	(4,849)	4,493
Decrease (increase) in inventories	881	(2,020)	3,318	(1,691)
Decrease (increase) in trade payables	203	680	(535)	57
Increase (decrease) in deferred revenues	4,893	(2,774)	8,676	4,392
Increase (decrease) in other payables and accrued expenses	39	5,465	511	(1,217)
Operating lease liabilities, net	194	0	854	0
Net cash provided by operating activities	20,262	8,831	48,893	23,555

Cash flows from investing activities:

Purchase of property and equipment	(1,810)	(1,595)	(6,153)	(4,870)
Proceeds from other long-term assets, net	73	0	11	38
Proceeds from (investment in) bank deposits, net	(5,674)	(15,000)	13,773	(41,067)
Investment in sale, redemption of and purchase of available-for-sale marketable securities, net	(1,997)	(1,035)	(45,232)	(2,907)
Payment for acquisition of subsidiary, net of cash acquired	0	0	(12,239)	0
Net cash used in investing activities	(9,408)	(17,630)	(49,840)	(48,806)

Cash flows from financing activities:

Proceeds from exercise of stock options	3,751	6,688	14,593	19,579
Repurchase of shares	(8,841)	0	(18,894)	0
Net cash provided by (used in) financing activities	(5,090)	6,688	(4,301)	19,579

Increase (decrease) in cash and cash equivalents	5,764	(2,111)	(5,248)	(5,672)
Cash and cash equivalents at the beginning of the period	34,191	61,676	45,203	65,237
Cash and cash equivalents at the end of the period	39,955	59,565	39,955	59,565